FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Positioning Technologies Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 96,655,026

Date: September 30, 2020

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The opportunity for the Issuer to bring its Lending Hub commercial lending solution to China's millions of online retailers took a giant step forward during the period. Ongoing discussions between the Issuer and national consumer electronics distributor Beijing Dianjing Company (BDC) led to the drafting of an agreement between the parties whereby a joint venture company would be created to offer purchase order financing services, powered by Lending Hub, to BDC's more than 60,000 online retailer clients. Based on their combined annual sales, the 60,000 retailers could potentially generate up to $750M in annual revenue for the Issuer. A formal agreement for the creation of the joint venture company, and coincidently the introduction of the Issuer's Lending Hub to the online retail world, is expected by the end of October 2020.

Another noteworthy event that took place during the period, in line with the Issuer's growth and expansion theme for 2020, was the launch of the Jiangyin Financial Centre's website. The Issuer had been working with the city of Jiangyin since March 2020 on the creation of this new Financial Centre concept to make loans and credit more accessible to the city's small, medium and micro enterprises. Using the Issuer's Lending Hub platform as its centrepiece, the Financial Centre invites the city's businesses to register on the website while Lending Hub's analytics and AI engine analyzes their data to see if they qualify for loans and credit from the Financial Centre's 30 participating banks and lending institutions.

FORM 7 - MONTHLY PROGRESS REPORT

September 2020

2. Provide a general overview and discussion of the activities of management.

The Issuer's management's focus during the period was squarely placed on the marketing initiatives of its securities, which began in the previous period. The Issuer's management followed through with all that was left to do to upgrade the listing of its common shares in the US from the OTCQB to the OTCQX market and to ensure that the common shares would be DTC (Depository Trust Company) eligible. These steps were necessary to allow US residents to more easily trade the Issuer's securities, which then made it possible for the Issuer's management to begin to proactively market the Issuer's securities to US investors. The listings upgrade and DTC eligibility was followed by a couple of appearances by the Issuer's CEO on Wall Street Reporter's "Next Super Stock" Livestream Conference to introduce the Issuer to the US audience as an investment opportunity.

As part of its securities marketing strategy, the Issuer's management also held talks with a reputable US based investment research company with a broad distribution network and following to initiate research coverage of the Issuer. An extensive initial report from the company, taking into consideration the potential impact of the Issuer's upcoming joint venture with BDC, is expected in early November 2020.

Although the Issuer began using its new "Peak Fintech Group" registered tradename in some instances, the Issuer is not be able to use the new name in formal applications where the Issuer's legal name must appear, for example on the Issuer's financial statements, until the name is legally changed to the new name. The Issuer's management continued with the name change process during the period by finalizing the preparation of the special meeting of the Issuer's shareholders' vote on the proposed name change. The meeting is expected to be held in early November, following which the Issuer will launch its new website and begin marketing all aspects of the Issuer under the new Peak Fintech Group name.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

September 2020

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

FORM 7 - MONTHLY PROGRESS REPORT

September 2020

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	1,500,000	Issuance of common shares for strategic advisory services rendered by consultants	Used to pay for services provided byconsultants
Common shares	100,000	Conversion of $50,000 face value of 8% debentures from private placement financing of warrants at price of $0.50 per share.	N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

FORM 7 - MONTHLY PROGRESS REPORT

September 2020

Dated: October 7, 2020

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	September 2020	YY/MM/D
2020/10/07
Peak Positioning Technologies Inc.
Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@peakpositioning.com	www.peakpositioning.com

FORM 7 - MONTHLY PROGRESS REPORT

September 2020